November 22, 2005



Mr. Charles Talbot
Chief Financial Officer
Chaparral Resources, Inc.
2 Gannett Drive, Suite 418
White Plains, New York  10604


	Re:	Chaparral Resources, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Forms 10-Q for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 16, 2005, August 12, 2005 and November 14, 2005
      Response Letters Dated August 11, 2005 and November 14, 2005
		File No. 0-07261


Dear Mr. Talbot:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: Alan D. Berlin, Aitken Irvin Berlin & Vrooman, LLP